

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 31, 2009

By U.S. Mail and Facsimile to: (314) 812-1576

Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

> **Re:** **Enterprise Financial Services Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 8-K filed on April 27, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 001-15373**

Dear Mr. Sanfilippo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Capital Resources, page 40

1.   We note your presentation of "tangible common equity to tangible assets" in the table on page 40. We note similar disclosure in subsequent filings on Forms 10-Q

and 8-K. This ratio appears to be a non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure;
- To the extent that you plan to disclose this ratio in future Forms 8-K under Item 2.02, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and
- To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

Controls and Procedures, page 89

2. You state that there were "no significant changes in the Company's internal controls or in the other factors that could significantly affect those controls subsequent to the date of the evaluation." Item 308(c) of Regulation S-K requires the company to disclose any change in the company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Please provide us with the disclosure required by Item 308(c) of Regulation S-K for the quarterly period ended December 31, 2008 and confirm that the company will provide the required disclosure in future filings.

Executive Compensation, page 89

Benchmarking of Compensation, page 8 of Definitive Proxy Statement on Schedule 14A

3. We note that the company benchmarks certain elements of compensation to its peers. In future filings, please identify the component companies that make up the compensation peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Annual Cash Incentive, page 9 of Definitive Proxy Statement on Schedule 14A

4. Please tell us why you have not disclosed the performance targets utilized in determining compensation for your named executive officers for the 2008 fiscal

year. In particular, you have not disclosed the information contained in the annual performance grid, including threshold, target and exceptional performance levels and payment amounts for each goal applicable to annual cash incentive compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Certain Relationships and Related Transactions and Director Independence, page 89

Related Person Transactions, page 24 of Definitive Proxy Statement on Schedule 14A

5.   Please tell us why you did not include the disclosure required by Item 404(b) of Regulation S-K. Please also tell us why you did not include any disclosure related to loans to executive officers and directors as required by Item 404(a) of Regulation S-K. In that regard, we note the disclosure in the footnotes to the financial statements on page 66 of the company's Form 10-K. To the extent applicable, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibits 31.1 and 31.2

6.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, it appears that you have added the word "annual" in paragraphs 2, 3 and 4 and modified the language in paragraphs 4 and 4(d). We note similar modifications in Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 8-K filed on April 27, 2009

7.   We note that you disclose information regarding the company's announcement of financial information for the quarter ended March 31, 2009 under Item 8.01 of Form 8-K. We note a similar approach in the Form 8-K filed on July 21, 2009. Please tell us your basis for filing this information under Item 8.01, rather than Item 2.02, of Form 8-K. We also note that you deem the information in the related press releases to be furnished to, but not filed with, the Commission.

Please confirm your understanding that only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed "not filed" for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 1. Summary of Significant Accounting Policies

Loan Participations, page 6

8.   We note you determined during a review of loan participation agreements that certain of your loan participation agreements contained language inconsistent with sale accounting treatment. We note further that you concluded that the errors were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these loan participation agreements and your accounting for the agreements:

- Explain to us in greater detail the nature and terms of the loan participation agreements which were inconsistent with and prevented the company from accounting for these transactions as sales; (provide us with all the key participation characteristics and the terms and economics of the participating mortgage loan agreement);
- Tell us the timeframe over which these loan participation transactions were impacted;
- Since you have indicated that the accounting treatment resulted in a correction of an error, address the reasons for not labeling the financial information as being restated within the 9/30/09 Form 10-Q;
- Address why there was no impact of the correction of the error on the operating results for the interim periods of fiscal 2009;
- Further, address the reasons for not accounting for the correction of the error in accordance with ASC 250-10-50-7 to 9;
- Provide us with your SAB 99 materiality analysis beginning with the initial time period in which these loan participation agreements were impacted (on a quarterly basis), addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports;
- Tell us specifically how you modified the loan participation agreements subsequent to 9/30/09 in order to receive sale accounting treatment under FAS 140 (ASC 860-10-40); and
- Tell us how you determined the $5.3 million pre-tax gain on extinguishment of debt and provide the specific accounting literature you relied upon to

support your accounting determination.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel